บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)

Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, N[redacted]
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine

04012177

January 6, 2004

82-4876
SUPPL
04 JAN 15 AM 7:21

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : An acquisition of asset of Jasmine International Public Company Limited (ADMS 79/46)
   Date : October 17, 2003
2. Title : The Adjustment of the Exercise Price and Ratio of Warrant (ADMS 80/46)
   Date : October 20, 2003
3. Title : The Adjustment of the Exercise Price and Ratio of Warrant (Revised) (ADMS 83/46)
   Date : October 24, 2003
4. Title : Submits Its Reviewed Quarterly Financial Statements (ADMS 85/46)
   Date : November 14, 2003
5. Title : Report of Progress and Results of the Implementation of the business Rehabilitation of Jasmine International Public Company Limited for the Period from 15 August 2003 to 15 November 2003 (ADMS 87/46)
   Date : November 17, 2003
6. Title : Notice of Information Regarding the Exercise of the Rights Warrants (ADMS 88/46)
   Date : November 21, 2003
7. Title : 2004 Public Holidays of Jasmine International Public Company Limited (ADMS 90/46)
   Date : December 3, 2003
8. Title : Change of 2003 Public Holidays (ADMS 91/46)
   Date : December 3, 2003
9. Title : Reports the Rsults of A Share Offering
   Date : December 11, 2003
10. Title : Notification of the Resolutions of the Board of Directors Meeting of Plan Administrator in Relation to the Business Rehabilitation of Jasmine International Public Company Limited (ADMS 92/46)
    Date : December 11, 2003

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

dw 1/29

11. Title : Reports the Results of Warrant Conversion to Common Shares (ADMS 95/46)
    Date : December 17, 2003

12. Title : Notification of the Resolutions of the Board of Directors Meeting of Plan Administrator Regarding the Par Split Arrangement (ADMS 98/46)
    Date : December 24, 2003

13. Title : Notification of the Resolutions of the Subsidiary's Plan Administrator's Board of Directors' Meeting regarding to Business (ADMS 105/46)
    Date : December 31, 2003

In the event that any questions should arise in connection with this matter, please contact me at Tel: (662) 502-3013; Fax: (662) 502-3152 or E-Mail: vorasak.p@jasmine.com

Very truly yours,
Jasmine International Public Company Limited

By : ______________________

Name : Mr. Vorasak Pittawong
Title : Vice President
Accounting & Finance Department

Enclosures.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

7:21

ADMS 79/46
17 October 2003

Subject : An acquisition of asset of Jasmine International Public Company Limited

Chaengwatana Planner Co., Ltd.(**"the Plan Administrator"**) as the Plan Administrator of Jasmine International Public Company Limited (**"the Company"**) would like to inform that on 15 October 2003, Italian-Thai Development PCL., Kasikornbank PCL. and the Company, being the shareholder holding 15% of the available shares each in Palang Thai Kaowna Co., Ltd., Khunka Palang Thai Co., Ltd. and Khunka Faifa Thai Co., Ltd., has signed shares transfer documents with International Power Public Company Limited (transferor), under the Unwind Agreement which was made on 25 June 2002, resulting the change of shares held in the three mentioned companies. The Company has received 808 shares each of Palang Thai Kaowna Co., Ltd., Khunka Palang Thai Co., Ltd. and Khunka Faifa Thai Co., Ltd. with no cost (At present, they still have not yet run any businesses). So the Company holds 23.08% in each company.

Palang Thai Kaowna Co., Ltd., Khunka Palang Thai Co., Ltd. and Khunka Faifa Thai Co., Ltd. have paid-up capital 1 million Baht each, divided into 10,000 ordinary shares, par value Baht 100 apiece.

The above transaction does not fall under the criteria, procedures and disclosure concerning acquisition/disposition of listed company's assets and related transaction according to the Stock Exchange of Thailand's announcement.

Please be informed accordingly.

Signature_________________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 80/46

October 20, 2003

Subject	:	The Adjustment of the Exercise Price and Ratio of Warrant.
Attention	:	President of the Stock Exchange of Thailand
Reference	:	1) The Company's letter ADMS 66/46 dated 26 September 2003
		2) The Company's letter ADMS 68/46 dated 30 September 2003

Chaengwatana Planner Co., Ltd. (the **"Plan Administrator"**), as the administrator of the Business Rehabilitation Plan (the "**Plan**") of Jasmine International Public Company Limited (the **"Company"**), would like to inform resolution of the meeting of the Board of Directors of the Plan Administrator No.15/2003 held on 17 October 2003 as follows:-

As the Company issued warrant offered to existing shareholders (JAS-W) on the year 1999 and offered to directors and/or employees of the Company and its subsidiaries (ESOP) on the year 2000, moreover, the Company would like to issue and offer 551,970,477 units of warrant at the offering price of Baht 0.05 and exercise price Baht 5.00 per share according to the Plan as mentioned in 1), the Company has to consider adjusting the Exercise Price and Ratio of JAS-W and ESOP according to the formulas and calculation method stipulated in the prospectus.

The Board of Directors of the Plan Administrator approved the adjustment of the Exercise Price and Ratio of JAS-W by bringing forward the 1st adjustment made when the Company issued and offered 30 million shares to specific investors following the Plan as mentioned in 2) to be included in this time. Details of the adjustment of the Exercise Price and Ratio are as follows:-

	Old	New
JAS-W Exercise Price (Baht per share)	4.918	3.341
JAS-W Exercise Ratio 1 unit of warrant per shares	1.01672	1.49665

<u>The Calculation formulas are as the following</u>

1) The Exercise Price is adjusted in accordance with the following formula

$$\text{Price 1} = \frac{\text{Price 0} \times [(A3 \times MP) + B3X]}{[MP\ (A3 + B3)]}$$

2) The Exercise Ratio is adjusted in accordance with the following formula

$$\text{Ratio 1} = \frac{\text{Ratio 0} \times [MP\ (A3 + B3)]}{[(A3 \times MP) + B3X]}$$

where:
- Price 1 = new Exercise Price after the change
- Price 0 = old Exercise Price before the change
- Ratio 1 = new Exercise Ratio after the change
- Ratio 0 = old Exercise Ratio before the change
- MP = the weighted average market price of the Company's shares during the 5 consecutive business days since 8-14 October 2003. = *14.08 Baht*

A3 = the number of fully paid common shares as at the date before the closing date of the share registration book and/or before the first day of the public offering of the New Securities. = *551,970,477 shares*

B3 = the number of newly issues shares to accommodate the conversion of the New Securities offered to the existing shareholders and/or the public. = *551,970,477 shares*

B3X = the money received, net of related expenses (if any) from the issuance of the New Securities offered to the existing shareholders and/or the public plus money received from the conversion. = *2,787,450,909 Baht*

However, the Company intends to follow the announcement of the Securities and Exchange Commission Ref. Nor Jor. 2/2544 regarding the practical tendency of changing the exercise warrant dated 24 December 2001 to adjust the conversion of JAS-W to be 1 unit of warrant per 1 share.

The Board of Directors of the Plan Administrator approved the new Exercise Ratio adjustment from 1 unit of warrant per 1.49665 shares to be 1 unit of warrant per 1 share by issuing the new JAS-W allocated in proportion to the existing warrant holders of JAS-W, whereby, 1 existing unit of warrant will receive the same type, feature and maturity date of the existing JAS-W for another 0.49665 units (fraction from calculation of allotment will be deleted). Total number of the issuance warrant is 106,645,772 units (At 15 October 2003, the Company still remains 214,730,237 units of warrant which have not yet be exercised and fraction from calculation will be deleted). Hence, after the mentioned allotment of the new JAS-W, there will be not exceeding 321,376,009 units of warrant still remaining unexercised.

The adjustment of Exercise Price and Ratio and the warrant issuance to the existing warrant holders in this time result the new Exercise Price and Ratio of JAS-W to be as follows:-

- The new Exercise Price is Baht 3.341 per share
- The new Exercise Ratio is 1 unit of warrant per 1 share

The above mentioned Exercise Price and Ratio will be effective on 29 October 2003 onwards.

Furthermore, the Exercise Price and Ratio of ESOP will be adjusted by the same calculation method of JAS-W and shall be notified to the directors and employees through the internal memorandum.

Please be informed accordingly.

Sincerely yours,

Signature ______________________ Authorized director

(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to The Office of the Securities & Exchange Commission

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 83/46

October 24, 2003

Subject	:	The Adjustment of the Exercise Price and Ratio of Warrant. (Revised)
Attention	:	President of the Stock Exchange of Thailand
Reference	:	1) The Company's letter ADMS 66/46 dated 26 September 2003
		2) The Company's letter ADMS 68/46 dated 30 September 2003

Chaengwatana Planner Co., Ltd. (the **"Plan Administrator"**), as the administrator of the Business Rehabilitation Plan (the **"Plan"**) of Jasmine International Public Company Limited (the **"Company"**), would like to inform resolution of the meeting of the Board of Directors of the Plan Administrator No.15/2003 held on 17 October 2003 as follows:-

As the Company issued warrant offered to existing shareholders (JAS-W) on the year 1999 and offered to directors and/or employees of the Company and its subsidiaries (ESOP) on the year 2000, moreover, the Company would like to issue and offer 551,970,477 units of warrant at the offering price of Baht 0.05 and exercise price Baht 5.00 per share according to the Plan as mentioned in 1), the Company has to consider adjusting the Exercise Price and Ratio of JAS-W and ESOP according to the formulas and calculation method stipulated in the prospectus.

The Board of Directors of the Plan Administrator approved the adjustment of the Exercise Price and Ratio of JAS-W by bringing forward the 1st adjustment made when the Company issued and offered 30 million shares to specific investors following the Plan as mentioned in 2) to be included in this time. Details of the adjustment of the Exercise Price and Ratio are as follows:-

	Old	**New**
JAS-W Exercise Price (Baht per share)	4.918	3.341
JAS-W Exercise Ratio 1 unit of warrant per shares	1.01672	1.49665

The Calculation formulas are as the following

1) The Exercise Price is adjusted in accordance with the following formula

$$\text{Price 1} = \frac{\text{Price 0} \times [(A3 \times MP) + B3X]}{[MP\,(A3 + B3)]}$$

2) The Exercise Ratio is adjusted in accordance with the following formula

$$\text{Ratio 1} = \frac{\text{Ratio 0} \times [MP\,(A3 + B3)]}{[(A3 \times MP) + B3X]}$$

where:

Price 1	=	new Exercise Price after the change
Price 0	=	old Exercise Price before the change
Ratio 1	=	new Exercise Ratio after the change
Ratio 0	=	old Exercise Ratio before the change
MP	=	the weighted average market price of the Company's shares during the 5 consecutive business days since 8-14 October 2003. = *14.08 Baht*

A3	=	the number of fully paid common shares as at the date before the closing date of the share registration book and/or before the first day of the public offering of the New Securities. = *551,970,477 shares*
B3	=	the number of newly issues shares to accommodate the conversion of the New Securities offered to the existing shareholders and/or the public. = *551,970,477 shares*
B3X	=	the money received, net of related expenses (if any) from the issuance of the New Securities offered to the existing shareholders and/or the public plus money received from the conversion. = *2,787,450,909 Baht*

However, the Company intends to follow the announcement of the Securities and Exchange Commission Ref. Nor Jor. 2/2544 regarding the practical tendency of changing the exercise warrant dated 24 December 2001 to adjust the conversion of JAS-W to be 1 unit of warrant per 1 share.

The Board of Directors of the Plan Administrator approved the new Exercise Ratio adjustment from 1 unit of warrant per 1.49665 shares to be 1 unit of warrant per 1 share by issuing the new JAS-W allocated in proportion to the existing warrant holders of JAS-W, whereby, 1 existing unit of warrant will receive the same type, feature and maturity date of the existing JAS-W for another 0.49665 units (fraction from calculation of allotment will be deleted). Total number of the issuance warrant is 106,645,772 units (At 15 October 2003, the Company still remains 214,730,237 units of warrant which have not yet be exercised and fraction from calculation will be deleted). Hence, after the mentioned allotment of the new JAS-W, there will be not exceeding 321,376,009 units of warrant still remaining unexercised.

The adjustment of Exercise Price and Ratio and the warrant issuance to the existing warrant holders in this time result the new Exercise Price and Ratio of JAS-W to be as follows:-

- The new Exercise Price is Baht 3.341 per share
- The new Exercise Ratio is 1 unit of warrant per 1 share

The above mentioned Exercise Price and Ratio will be effective on 29 October 2003 onwards, whereas, the split warrant will have the same adjustment as the split par which will be automatically adjusted on 29 October 2003, for example, the holder of JAS-W holds 100 units of the warrant, the adjustment will be as follows:-

	Before Split Warrant (28 Oct. 2003)	**After Split warrant** (29 Oct. 2003)
Units of warrant	100 units	149 units
Exercise Ratio	1 unit of warrant : 1.49665 shares	1 unit of warrant : 1share
Exercise Price	4.918 Baht per share	3.341 Baht per share

Furthermore, the Exercise Price and Ratio of ESOP will be adjusted by the same calculation method of JAS-W and shall be notified to the directors and employees through the internal memorandum.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Sincerely yours,

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

Copy to The Office of the Securities & Exchange Commission

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 85/46

November 14, 2003

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited (the company) would like to submit its reviewed financial statements for the third quarter of 2003, ending September 30, 2003. These financial statements have been

( ) approved by the company's Executive Committee
( ) approved by the company's Board of Directors
(✓) reviewed by the company's Audit Committee at the meeting No. 4/2003 held on Thursday 13, 2003.
(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of plan administrator of Jasmine International Public Company Limited at the meeting No. 17/2003 held on Thursday 13, 2003.

In addition, stated below is the report on the company's operation results.

For the third quarter of 2003, the company and its subsidiaries incurred net profit of 3,704 million Baht from operation increasing 4,233 million Baht or 800% compared with the same period last year that incurred net loss 529 million Baht. The reasons are as follows :-

1. The company and its subsidiaries had total sales in this quarter at the amount of 1,366 million Baht increasing 348 million Baht or 34% from the same quarter last year caused by the increase revenues received partly from design, supply and installation the Signaling and Telecommunications Double Track Railway Project Package ST1 of the State Railway of Thailand and the Equipment for the Communication Authority of Thailand SDH System in Bangkok and vicinity area project Phase II.

2. The company and its subsidiaries incurred net profit (loss) of 735 million Baht from operations. Breakdown of profit (loss) from operation is as follows :

2.1	Acumen Co., Ltd. and its subsidiaries	114	Million Baht
2.2	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	166	Million Baht
2.3	Jasmine Telecom Systems Co., Ltd.	17	Million Baht
2.4	Jasmine International Public Company Limited	158	Million Baht
2.5	Jasmine International Overseas Co., Ltd. and its subsidiaries	305	Million Baht
2.6	Others	(25)	Million Baht
	Total	735	Million Baht

3. The company and its subsidiaries incurred net profit of 353 million Baht from the foreign exchange rate as a result of the Baht appreciation against the US Dollar.

4. The company realized profit from its associated companies at the amount of 239 million Baht which partly from TT&T Public Company Limited.

5. The company and its subsidiaries incurred profit from debt restructuring at the amount of 2,377 million Baht.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator of

Jasmine International Public Company Limited

.SMIN reports reviewed quarterly financial statements as follows.

Jasmine International Public Company Limited

					Reviewed
	Ending September 30,			(In thousands)	
	Quarter 3		For 9 Months		
	Year	2003	2002	2003	2002
t profit (loss)		3,704,752	(529,975)	4,346,341	(1,632,417)
S (baht)		8.55	(1.28)	10.32	(3.94)

pe of report : Unqualified Opinion with an emphasis of matters

mment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

he company hereby certifies that the information above is correct and mplete. In addition, the company has already reported and disseminated s financial statements in full via the SET Electronic Listed Company formation Disclosure (ELCID), and has also submitted the original report the Securities and Exchange Commission."

ริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
:HAENGWATANA PLANNER CO., LTD.

Signature.......................Authorized director

(Mr. Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator of

Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 87/46

November 17, 2003

Subject : Report of Progress and Results of the Implementation of the Business Rehabilitation of Jasmine International Public Company Limited for the Period from 15 August 2003 to 15 November 2003

To : President of Stock Exchange of Thailand

Whereas the Central Bankruptcy Court issued an order approving the Business Rehabilitation Plan (the "**Plan**") of Jasmine International Public Company Limited ("**Jasmine**") on 7 August 2003, Chaengwatana Planner Co., Ltd. (the "**Plan Administrator**"), as the Plan Administrator of Jasmine hereby would like to report the progress and results of the implementation of the Plan for the 3-month period (from 15 August 2003 through 15 November 2003) pursuant to regulations of the Stock Exchange of Thailand as follows:

(1) Registration of the Establishment of the Special Purpose Vehicle to Receive the Transfer of Non-Core Assets

On 3 September 2003, Jasmine reported the establishment of Chaengwatana Special Purpose Vehicle Company Limited ("**SPV**") to The Stock Exchange of Thailand and on 16 September 2003, the Plan Administrator completed the registration of the mentioned SPV to receive the transfer of non-core assets under the Plan with registered capital of THB 1,000,000 million. Upon the announcement of the commencing date of the debt repayment programs under the Plan (the "**Commencing Date of the Debt Repayment Programs**"), the principal debts of THB 71,600,000 of Group 3 Creditors will be novated to be the debts of the SPV. After that, Jasmine will transfer non-core assets of Jasmine with the assessed value of THB 71,600,000 to the SPV to operate or sell to make debt repayment to Group 3 Creditors (Other Secured Creditors) in accordance with the rules and conditions stipulated under the Plan.

(2) Restructuring of Capital Structure

The Plan Administrator has completed the reduction / increase of Jasmine's capital as required under the Plan, which was reported to the Stock Exchange of Thailand on 8 October 2003. As a result, it is deemed that the restructuring of the capital structure of Jasmine is now complete. At present, Jasmine has the registered capital of THB 15,685,673,420.

(3) Repayment of Debts under the Plan and Announcement of the Commencing Date of the Debt Repayment Programs

As of 15 November 2003, all debts of creditors of Group 7 (Non-Default Trade Creditors) and Group 8 (Professional Creditors) were fully repaid. Under the Plan, the repayment of debts for creditors of Group 5 (Creditors Supporting the Existing Major Projects which was partially paid to group 5 creditor) and Group 6 (Contingent Creditors) will be made in accordance with the terms and conditions of the original contracts. For creditors of Group 1 (First Secured Creditor whose debt is not less than 15% of the total indebtedness), Group 2 (Second Secured Creditor whose debt is not less than 15% of the total indebtedness), Group 3 (Other Secured Creditors), and Group 4

(Related Company Creditors), the Plan Administrator is now waiting for the debt repayment orders from the Official Receiver. Upon the receipt of such orders, the Plan Administrator will be able to calculate the amount of debts, announce the Commencing Date of the Debt Repayment Programs and repay debts to appropriate creditors.

Further progress will be reported at later stages.

Yours sincerely,

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to The Office of the Securities & Exchange Commission

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 88/46

November 21, 2003

Subject : Notice of Information Regarding the Exercise of the Rights Warrants
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 321,375,848 units of the Company's Rights Warrants as follows:

1. The Exercise Date is on December 15, 2003 during 8.30 to 15.30 hours.
2. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on December 1, 2003 through December 14, 2003.
3. Contact Place to exercise the Rights Warrants and to get the Subscription Forms is:
   - Jasmine International Public Company Limited
     200, 29th-30th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 3.341 per share. (If the Exercise Price when multiplied by the number of the certificates for each notification of intention to exercise in this time is a fraction of Baht, such fraction shall be deleted.)

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 90/46
3 December 2003

Subject : 2004 Public Holidays of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform public holidays in 2004 as follows:-

1.	Thursday	1	January	New Year's Day
2.	Friday	2	January	Substitution for New Year's Eve (31 Dec. 2003)
3.	Friday	5	March	Makha Bucha Day
4.	Tuesday	6	April	Chakri Day
5.	Tuesday	13	April	Songkran Day
6.	Wednesday	14	April	Songkran Day
7.	Thursday	15	April	Songkran Day
8.	Monday	3	May	Substitution for National Labor Day
9.	Wednesday	5	May	Coronation Day
10.	Wednesday	2	June	Visakha Bucha Day
11.	Monday	2	August	Substitution for Buddhist lent Day
12.	Thursday	12	August	H.M.The Queen's Birthday
13.	Monday	25	October	Substitution for Chulalongkorn Day
14.	Monday	6	December	Substitution for H.M.The King's Birthday
15.	Friday	10	December	Constitution Day
16.	Friday	31	December	New Year's Eve

Please be informed accordingly.

Signature ____________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 91/46
3 December 2003
Subject : Change of 2003 Public Holidays

As Jasmine International Public Company Limited ("the Company") informed 2003 Public Holidays details as in the Company's letter ADMS 87/45 dated 6 December 2002, the Company would like to change the public holiday from Wednesday 31st December 2003 to Friday 2nd January 2004 to be in accordance with the amendment of public holidays of the Government and the Bank of Thailand.

Please be informed accordingly.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

Jasmine International Public Company Limited

Reports the Results of A Share Offering

December 11, 2003

The resolution of a Board of Director's meeting of Chaengwatana Planner Co., Ltd. (the **"Plan Administrator"**), as the Plan Administrator of Jasmine International Public Company Limited (the **"Company"**) No. 18/2003 held on 9 December 2003 approved that Tuesday 9 December 2003 would be the commencing date of the debt repayment programs under the Business Rehabilitation Plan (the **"Plan"**). Accordingly, the repayment of debts under relevant debt repayment programs, including debt novation, debt discharge, debt-to-equity swap, reserve for or temporary holding of disputed debts, and performance of any other relevant action will commence on that date.

Furthermore, the meeting also approved the swap of debts remaining after the repayment under the Program of Debt-to-Asset Swap (Non-Core Assets) through SPV and the 4-Year Amortizing Loan Program to be 18 million ordinary shares of the Company under the Mandatory Debt-to-Equity Swap Program as specified in Section 7.3 (6) of the Plan. For this purpose, the newly issued 18 million ordinary shares will be allocated to the total amount of 24 creditors in Group 3. However, since certain debts are still in dispute, the Plan Administrator therefore has reserved a number of shares for such disputed debts and held them on behalf of the creditor(s). The Company would like to report the results of debt-to-equity swap as follows:-

1. ***Information relating to the share offering***
   - Class of shares offered : Ordinary shares
   - Number of shares offered for debt-to-equity swap : 18 million Ordinary shares of Jasmine International Public Company Limited
   - Creditors : 24 creditors (The details of debt-to-equity swap are shown in the Attachment) and Chaengwatana Planner Company Limited (the Plan Administrator temporary held a number of shares reserved for disputed debts)
   - Debts will be swapped to shares at : Bt. 17.6127 per share
   - Subscription and payment period : 9 December 2003
2. ***Results of the share sale***
   (✓) totally sold
   ( ) partly sold, with ___________ shares remaining
   The company will deal with the remaining shares as follows : ___________________________
3. ***Details of the sale***

	Thai investors		Foreign investors		
	Juristic persons	Natural persons	Juristic persons	Natural persons	Total
- Number of persons	5	-	20	-	25
- Number of shares subscribed	925,382 share	-	17,074,618 share	-	18 million share
- Percentage of total shares offered for sale	5.14%	-	94.86%	-	100%

4. ***Amount of money received from the share sale***
   Total amount : -None- (debt-to-equity swap under the Business Rehabilitation Plan)

Signature __________ Director Signature __________ Director
(Mr. Somboon Patcharasopak) (Ms. Jongluck Thongnim)

Chaengwatana Planner Co., Ltd., the Plan Administrator of Jasmine International Public Company Limited

Attachment

The details of debt-to-equity swap

Name-Address of Investors	Number of Shares (Shares)
1. Ploy Asset Management Co., Ltd.	377,489
252/6 Muang thai-Phatara I Bldg., 5th Floor, Rachadaphisek Road,	
Khwaeng Huay Kwang, Khet Huay Kwang, Bangkok 10320	
2. Credit Agricole Indosuez, Bangkok Branch	36,297
152 Wireless Road, Bangkok 10300	
3. The Siam Commercial Bank Public Company Limited	76,349
9, Head Office, 4th Floor, Zone C9, Rachadaphisek Road,	
Kwaeng Ladyao, Khet Chatujak, Bangkok 10900	
4. Sumitomo Mitsui Banking Corporation	1,964,044
138, Boonmitr Bldg., Silom Road, Bangkok 10501	
5. GE Asia Finance	29,254
87/1, All Season Place Bldg., 11th Floor, Wireless Road, Kwaeng Lumpini,	
Khet Phatumwan, Bangkok 10330	
6. Barings (Guernsey) Limited as Custodian for Asset Holder PCC No.2	521,558
Limited re Ashmore Asian Recovery Fund Cell	
P.O.Box 71, Trafalgar court, Les Banques, st Peter Port, Guernsey GY1 3DA	
7. Deutsche Bank AG London (Creditor No.24)	1,434,974
c/o Deutsche Bank, Singapore	
5 Temasek Boulevard, #08-01 Suntec City Tower 5, Singapore 038985	
8. Barings (Guernsey) Limited as Custodian for Asset Holder PCC No.2	223,525
Limited re Ashmore Asian Value Fund Cell	
P.O.Box 71, Trafalgar court, Les Banques, st Peter Port,	
Guernsey GY1 3DA	
9. Barings (Guernsey) Limited as Custodian for Asset Holder PCC Limited re	186,271
Ashmore Local Currency Debt Portfolio	
P.O.Box 71, Trafalgar court, Les Banques, st Peter Port,	
Guernsey GY1 3DA	
10. Barings (Guernsey) Limited as Custodian for Asset Holder PCC Limited re	196,981
Ashmore Emerging Markets Liquid Investment Portfolio	
P.O.Box 71, Trafalgar court, Les Banques, st Peter Port, Guernsey GY1 3DA	
11. Cho Hung Bank	1,399,877
14, 1-ka, Namdaemun-ro, Chung-ku, Seoul 100 757 Korea	
12. Credit Suisse First Boston (Europe) Limited	1,047,724
One Cabot Square, London E14 4QJ	
13. Deutsche Bank AG London (Creditor No.30)	564,167
c/o Deutsche Bank, Singapore	
5 Temasek Boulevard, #08-01 Suntec City Tower 5, Singapore 038985	
14. The Hongkong and Shanghai Banking Corporation Limited	676,758
968, HSBC Bldg., Rama 4 Road, Silom, Khet Bangrak, Bangkok 10501	
15. Resona Bank Ltd.	699,939
Room 1103A, 11th Floor, For East Finance Centre,	
16 Harcourt Road, Hong Kong	
16. Bank of Taiwan offshore Banking Branch	559,951
3, Pao Ching Road, Taipei, Taiwan,	
Republic of China, P.O. Box 305, Taipei	

Name-Address of Investors		Number of Shares (Shares)
17.	Taiwan Cooperative Bank, offshore Banking Branch	419,963
	5/F, 325 Chung-Hsiao E. Road,	
	Sec.4, Taipei, Taiwan, R.O.C.	
18.	Central Trust of China offshore Banking Branch	419,963
	49 Wu Chang Street, Sec1, Taipei, Taiwan, R.O.C.	
19.	Deutsche Bank AG London (Creditor No.37)	338,500
	c/o Deutsche Bank, Singapore	
	5 Temasek Boulevard, #08-01 Suntec City Tower 5, Singapore 038985	
20.	Chiao Tung Bank Co., Ltd. Singapore Branch	338,500
	80 Raffles Place #23-20 UOB Plaza II, Singpore 048624	
21.	Deutsche Bank AG London	6,015,401
	c/o Deutsche Bank, Singapore	
	5 Temasek Boulevard, #08-01 Suntec City Tower 5, Singapore 038985	
22.	Standard Chartered Bank	11,215
	90 Sathorn Nakorn Tower Bldg., 14th A Floor, North Sathorn Road,	
	Silom, Khet Bangrak, Bangkok 10501	
23.	Standard Chartered Nakornthon Bank	32,565
	90 Sathorn Nakorn Tower Bldg., 14th A Floor, North Sathorn Road,	
	Silom, Khet Bangrak, Bangkok 10501	
24.	Avenue Asia Investments, L.P.	19,010
	535 Madison Avenue, 15th Floor	
	New York, NY 10022	
-	Chaengwatana Planner Company Limited (the Plan Administrator temporary	409,725
	held a number of shares reserved for disputed debts)	
	200, 29-30 Floor, Moo 4, Chaengwatana Road, Pakkred Sub-district,	
	Pakkred, Nonthaburi 11120	
	Total	***18,000,000***

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 92/46

11 December 2003

Subject : Notification of the Resolutions of the Board of Directors Meeting of Plan Administrator In Relation to the Business Rehabilitation of Jasmine International Public Company Limited

To : The President of the Stock Exchange of Thailand

Attachment : 1) The details of debt-to-equity swap
2) Calculation of transaction size according to the Notification of the Stock Exchange of Thailand Re : Rules, Procedures and Disclosure of acquisition and disposal of assets of listed companies.

Jasmine International Public Company Limited (the "**Company**"), by Chaengwatana Planner Company Limited (the "**Plan Administrator**"), hereby would like to inform you of the resolutions of the board of directors meeting of the Plan Administration No.18/2003 held on 9 December 2003 in relation to the Company's business rehabilitation as follows:

1. The meeting approved that Tuesday 9 December 2003 would be the commencing date of the debt repayment programs under the Business Rehabilitation Plan (the "**Plan**"). Accordingly, the repayment of debts under relevant debt repayment programs, including debt novation, debt discharge, debt-to-equity swap, reserve for or temporary holding of disputed debts, and performance of any other relevant action will commence on that date.

2. The meeting approved the novation of debts for the amount of THB 71,600,000 (seventy-one million six hundred thousand baht) to be the debts of Chaengwatana Special Purpose Vehicle Company Limited (the "**SPV**"), and approved the transfer of 4 items of non-core assets, as listed below, to the SPV in consideration for its assumption of the novated debts as specified in Section 7.3 (4) of the Plan.

List of Non-Core Assets	Assessed Value (THB)
1. 4 units of office condominium (Unit No.333/95-97 on Floor 8 - 9 of Building A and Unit No.333/104 on Floor 6 of Building B of Laksi Plaza and Business Complex, Chaengwatana Road, Khwaeng Bang khen, Khet Bang Khen, Bangkok)	30,000,000
2. 1 plot of land with 2 commercial row houses(No.117/14-15, Soi Chaengwatana 10, Chaengwatana Road, Khwaeng Thung Song Hong, Khet Don Muang, Bangkok)	4,000,000
3. 28 plots of vacant land (in Soi Chaengwatana 10, Chaengwatana Road, Khwaeng Thung Song Hong, Khet Don Muang, Bangkok)	21,600,000
4. 2 plots of vacant land (located on Khlong Rang – Phaya Jai Road, Highway No.3079 between the 7th and the 8th kilometer stones) in Tambon Thatum of Srimahapho District, Prachinburi Province	16,000,000
Total	**71,600,000**

3. The meeting approved that the Company transfer 99,993 ordinary shares of the SPV at the par value of THB 10 per share to relevant creditors in Group 3, as specified in Section 9.4 of the Plan.

4. The meeting approved the swap of debts remaining after the repayment under the Program of Debt-to-Asset Swap (Non-Core Assets) through SPV and the 4-Year Amortizing Loan Program to be 18 million ordinary shares of the Company under the Mandatory Debt-to-Equity Swap Program as specified in Section 7.3 (6) of the Plan. For this purpose, the newly issued 18 million ordinary shares will be allocated to the total amount of 24 creditors in Group 3. However, since certain debts are still in dispute, the Plan Administrator therefore has reserved a number of shares for such disputed debts and held them on behalf of the creditor(s). For this purpose, debts will be swapped to shares at the value of THB 17.6172 per share. The details of debt-to-equity swap are shown in Attachment 1 hereto.

The value of assets acquired or disposed of in the transfer of non-core assets to the SPV under Section 2 and the transfer of the SPV's ordinary shares under Section 3 as mentioned above accounts for only 0.43 percent of the Company's net asset value. For this reason, such transactions are not considered as the transactions designated under the Notification of the Stock Exchange of Thailand Re: Rules, Procedures and Disclosure of Acquisition and Disposal of Assets of Listed Companies.

Please be informed accordingly.

Yours sincerely,

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to: The office of the Securities and Exchange Commission

The details of debt-to-equity swap

Name-Address of Investors	Number of Shares (Shares)
1. Ploy Asset Management Co., Ltd.	377,489
252/6 Muang thai-Phatara I Bldg., 5th Floor, Rachadaphisek Road,	
Khwaeng Huay Kwang, Khet Huay Kwang, Bangkok 10320	
2. Credit Agricole Indosuez, Bangkok Branch	36,297
152 Wireless Road, Bangkok 10300	
3. The Siam Commercial Bank Public Company Limited	76,349
9, Head Office, 4th Floor, Zone C9, Rachadaphisek Road,	
Kwaeng Ladyao, Khet Chatujak, Bangkok 10900	
4. Sumitomo Mitsui Banking Corporation	1,964,044
138, Boonmitr Bldg., Silom Road, Bangkok 10501	
5. GE Asia Finance	29,254
87/1, All Season Place Bldg., 11th Floor, Wireless Road, Kwaeng Lumpini,	
Khet Phatumwan, Bangkok 10330	
6. Barings (Guernsey) Limited as Custodian for Asset Holder PCC No.2	521,558
Limited re Ashmore Asian Recovery Fund Cell	
P.O.Box 71, Trafalgar court, Les Banques, st Peter Port, Guernsey GY1 3DA	
7. Deutsche Bank AG London (Creditor No.24)	1,434,974
c/o Deutsche Bank, Singapore	
5 Temasek Boulevard, #08-01 Suntec City Tower 5, Singapore 038985	
8. Barings (Guernsey) Limited as Custodian for Asset Holder PCC No.2	223,525
Limited re Ashmore Asian Value Fund Cell	
P.O.Box 71, Trafalgar court, Les Banques, st Peter Port,	
Guernsey GY1 3DA	
9. Barings (Guernsey) Limited as Custodian for Asset Holder PCC Limited re	186,271
Ashmore Local Currency Debt Portfolio	
P.O.Box 71, Trafalgar court, Les Banques, st Peter Port,	
Guernsey GY1 3DA	
10. Barings (Guernsey) Limited as Custodian for Asset Holder PCC Limited re	196,981
Ashmore Emerging Markets Liquid Investment Portfolio	
P.O.Box 71, Trafalgar court, Les Banques, st Peter Port, Guernsey GY1 3DA	
11. Cho Hung Bank	1,399,877
14, 1-ka, Namdaemun-ro, Chung-ku, Seoul 100 757 Korea	
12. Credit Suisse First Boston (Europe) Limited	1,047,724
One Cabot Square, London E14 4QJ	
13. Deutsche Bank AG London (Creditor No.30)	564,167
c/o Deutsche Bank, Singapore	
5 Temasek Boulevard, #08-01 Suntec City Tower 5, Singapore 038985	
14. The Hongkong and Shanghai Banking Corporation Limited	676,758
968, HSBC Bldg., Rama 4 Road, Silom, Khet Bangrak, Bangkok 10501	
15. Resona Bank Ltd.	699,939
Room 1103A, 11th Floor, For East Finance Centre,	
16 Harcourt Road, Hong Kong	

Name-Address of Investors	Number of Shares (Shares)
16. Bank of Taiwan offshore Banking Branch	559,951
3, Pao Ching Road, Taipei, Taiwan,	
Republic of China, P.O. Box 305, Taipei	
17. Taiwan Cooperative Bank, offshore Banking Branch	419,963
5/F, 325 Chung-Hsiao E. Road,	
Sec.4, Taipei, Taiwan, R.O.C.	
18. Central Trust of China offshore Banking Branch	419,963
49 Wu Chang Street, Sec1, Taipei, Taiwan, R.O.C.	
19. Deutsche Bank AG London (Creditor No.37)	338,500
c/o Deutsche Bank, Singapore	
5 Temasek Boulevard, #08-01 Suntec City Tower 5, Singapore 038985	
20. Chiao Tung Bank Co., Ltd. Singapore Branch	338,500
80 Raffles Place #23-20 UOB Plaza II, Singpore 048624	
21. Deutsche Bank AG London (Creditor No.40)	6,015,401
c/o Deutsche Bank, Singapore	
5 Temasek Boulevard, #08-01 Suntec City Tower 5, Singapore 038985	
22. Standard Chartered Bank	11,215
90 Sathorn Nakorn Tower Bldg., 14th A Floor, North Sathorn Road,	
Silom, Khet Bangrak, Bangkok 10501	
23. Standard Chartered Nakornthon Bank	32,565
90 Sathorn Nakorn Tower Bldg., 14th A Floor, North Sathorn Road,	
Silom, Khet Bangrak, Bangkok 10501	
24. Avenue Asia International LP	19,010
535 Madison Avenue, 15th Floor	
New York, NY 10022	
- Chaengwatana Planner Company Limited (the Plan Administrator temporary	409,725
held a number of shares reserved for disputed debts)	
Total	***18,000,000***

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 95/46

17 December, 2003

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) *Warrants offered to the existing shareholders (JAS-W)*
The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 3.341 per share. Date to notify the intention to exercise is 1-14 December 2003. The exercise date is on 15 December 2003. The results of the conversion are as follows:

No. of warrant holders	*No. of warrants*	*No. of common shares*
1) 224 Thai nationals	101,003,256 Units	101,003,256 Shares
2) 6 Foreign nationals	3,731,765 Units	3,731,765 Shares
Total	***104,735,021 Units***	***104,735,021 Shares***

After this conversion, there are 216,640,827 remaining warrants.

2) *Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)*
The exercise date is on 15 December 2003, date to notify the intention to exercise is 1-14 December 2003. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	1-3	6.682
2	1	10.022
	2	13.363
	3	11.025
	4	14.699
	5	12.127
	6	16.169
3	1-2	10.022

The Company would like to report the results of the conversion as follows :-

No. of warrant holders	*No. of warrants*	*No. of common shares*
1) 46 Thai nationals	5,057,275 Units	5,057,275 Shares
2) None of Foreign national	- Units	- Shares
Total	***5,057,275 Units***	***5,057,275 Shares***

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	1	1,482,460
	2	2,117,090
	3	2,794,377
2	1	711,231
	2	692,666
	3	711,231
	4	692,666
	5	931,537
	6	692,666
	7	931,537
	8	692,666
	9	931,537
	10	692,669
3	1	598,660
	2	598,660

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants.*

Therefore, the Company will have a paid-up capital occurring from warrant conversion increased from 5,519,704,770 Baht to 6,617,627,730 Baht.

Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 98/46

24 December 2003

Subject : Notification of the Resolutions of the Board of Directors Meeting of Plan Administration Regarding the Par Split Arrangement

To : The President of the Stock Exchange of Thailand

Jasmine International Public Company Limited (the "**Company**"), by Chaengwatana Planner Company Limited (the "**Plan Administrator**"), hereby would like to inform you of the resolutions of the board of directors meeting of the Plan Administrator No.19/2003 held on 24 December 2003 regarding the par split arrangement as follows:

1. Whereas the Central Bankruptcy Court granted a permission dated 12 September 2003 that the Company is able to change the par value of its shares (par split) and the Plan Administrator informed the Stock Exchange of Thailand of such information on 15 September 2003, now the Board of Directors meeting of the Plan Administrator approved that the Company proceed to change the par value of its shares (par split) from THB 10 (ten baht) per share to THB 1 (one baht) per share.

The change of the par value is also effective with changing of number of shares reserved for the conversion of warrants issued to the existing shareholders in 1999 (JAS-W), the Employee Stock Option (ESOP) warrants issued to directors and/or employees of the Company and its subsidiaries and warrants offered to the existing shareholders of the Company having their name appeared on the Registration of Shareholders book on 20 October 2003 (JAS-W2).

2. The meeting approved that the Company amend Clause 4 of its Memorandum of Association to be in line with the change of the par value of its shares (par split). For this purpose, the original Clause 4 will be repealed and replaced by the following:

"Clause 4	*Registered Capital*	*THB 15,685,673,420*	*(Fifteen Thousand Six Hundred and Eighty-Five Million Six Hundred and Seventy-Three Thousand Four Hundred and Twenty Baht)*
	Divided into	*15,685,673,420 shares*	*(Fifteen Thousand Six Hundred and Eighty-Five Million Six Hundred and Seventy-Three Thousand Four Hundred and Twenty Shares)*
	Each with the par value of	*THB 1*	*(One Bath)*
	Divided into		
	Ordinary Shares	*15,485,673,420 shares*	*(Fifteen Thousand Four Hundred and Eighty-Five Million Six Hundred and Seventy-Three Thousand Four Hundred and Twenty Shares)*
	Preference Shares	*200,000,000 shares*	*(Two Hundred Million Shares)"*

3. The meeting approved that the Company amend Clause 4 of its Articles of Association to be in line with the change of the par value of its shares (par split). For this purpose, the original Clause 4 will be repealed and replaced by the following:

*"**Clause 4.** The Company's shares are named ordinary shares and named preference shares fully paid up by a single payment of money and/or by non-money assets or through the provision of rights over literary, artistic or scientific works, patents, trademarks, prototypes or models, charts, formulas or any confidential know-how or information in relation to industrial, commercial or scientific expertise.*

Description of preferential rights under the Company's preference shares are as follows: (a) Upon the Company's liquidation, the holders of preference shares will have senior rights to the holders of ordinary shares in receiving the return of share payments left over after the liquidation; (b) In any year the Company pays dividends, the holders of preference shares will receive non-accumulative dividends at the rate of at least THB 0.025 (two point five stang) per share. However, if the Company pays dividends to the holders of ordinary shares at the rate higher than Baht 0.025 (two point five stang) per share, the holders of preference shares will receive the same amount of dividends as the holders of ordinary shares do; and (c) Like ordinary shares, one preference share will be entitled to one vote.

The Company will be entitled to issue all types of debentures, warrants or any other securities pursuant to the law on securities and exchanges or other governing laws."

4. The meeting approved that the Company adjust the rights under the three warrants (JAS-W, ESOP, and JAS-W2) according to the change of the par value as following:-
   4.1 The Company proceed to adjust the exercise price and ratio of the mentioned warrants.
   4.2 The Company proceed to adjust number of the mentioned three warrants (JAS-W, ESOP and JAS-W2) to be 1 warrant can buy 1 ordinary share. Details of the adjustment are as follows:-

   - *JAS-W*
     The holder of JAS-W 1 unit will receive another 9 units of warrant, **totally 10 units of warrant**
     The existing exercise price 3.341 Baht per share is changed to be **0.334 Baht per share.**

   - *JAS-W2* (is during permission process of the Office of the Securities and Exchange Commission which will be offered to the existing shareholders of the Company having their name appeared on the Registration of Shareholders book on 20 October 2003)
     The shareholder who has right to subscribe for one unit will receive another 9 units of warrant, **totally 10 units of warrant.**
     The existing subscription price 0.05 Baht per unit is changed to be the new subscription **price 0.005 Baht per unit.**
     The existing exercise price 5.00 Baht per share is changed to be the new exercise **price 0.50 Baht per share.**

   - *ESOP*
     The warrant holder in each class who holds 1 unit of warrant will receive another 9 units of warrant, **totally 10 units of warrant.**
     The exercise price for each class and each issue are changed by the following method.

$$\text{The new exercise price} = \frac{\text{The existing exercise price}}{10}$$

For example
The existing exercise price of warrant Class 1 issued 1 is 6.682 Baht per share

$$\text{The new exercise price} = \frac{6.682}{10} = 0.668 \text{ Baht per share}$$

However, the mentioned process will be followed the announcement of the Securities and Exchange Commission Ref. Nor. Jor. 2/2544 regarding the practical of changing the exercise warrant dated 24 December 2001.

5. The meeting approved that the Company issue JAS-W2 increased from the old number of 551,970,477 units of warrant to be 5,519,704,770 units of warrant in order to be in line with the adjustment of number of warrants in 4.2 and the adjustment of subscription price and exercise price in 4.2. Other features and conditions still remain unchanged.

Currently, the Plan Administrator is in the process of submitting a petition to the Central Bankruptcy Court to amend the Memorandum of Association and Article of Association of the Company as detailed above. Once the Central Bankruptcy Court grants its permission, the Plan Administrator will proceed to register the amendments of the Memorandum of Association and Article of Association of the Company with the Ministry of Commerce accordingly.

Please be informed accordingly.

Yours sincerely,

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to: 1) The office of the Securities and Exchange Commission
2) Thailand Securities Depository Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 105/46

December 31, 2003

Subject : Notification of the Resolutions of the Subsidiary's Plan Administrator's Board of Directors' Meeting regarding to Business Rehabilitation of the subsidiary

Attention : President of the Stock Exchange of Thailand

Pursuant to the Central Bankruptcy Court approval on the Business Rehabilitation Plan (**"Plan"**) of Jasmine International Overseas Co., Ltd. (**"JIOC"**), the subsidiary of the Company, on September 30,2003, to comply with the Plan, Pakkret Planner Co., Ltd. as the Plan Administrator of JIOC, has passed the Board of Directors' resolution on December 26, 2003 to proceed as follows:-

(1) The meeting approved that JIOC decreases its registered capital from Baht 2,430,000,000 million to Baht 10 by decreasing its shares to 1 (ONE) ordinary share with the par value of Baht 10.

(2) The meeting approved the amendment of JIOC's Memorandum of Association to be in line with the decrease of registered capital. Such amendment will be made by repealing the existing provision in Clause 5 and replace it with the following:

"Clause 5	*Registered Capital*	*10 Baht*	*Ten Baht*
	Divided into	*1 Share*	*One Share*
	Each with the value of Being	*10 Baht*	*Ten Baht*

(3) The meeting approved that JIOC will increase its registered capital according to the Plan as follows:-

3.1 Increase the registered capital of Baht 30 million by offering the right to purchase JIOC's ordinary shares at the total of 3 million shares at the price of Baht 10.- to the private placement of the investor the Plan Administrator deem appropriate. Such fund shall be used for Partial Debt Repayment Program.

3.2 Increase the registered capital of Baht 85,384,620 million by issuing new ordinary shares totaling of 8,538,462 shares for Partial Debt-to-Equity Swap Program.

(4) The meeting approved the amendment of JIOC's Memorandum of Association to be in line with the increase of registered capital. Such amendment will be made by repealing the existing provision in Clause 5 and replace it with the following:

"Clause 5	*Registered Capital*	*115,384,630 Baht*	*One hundred fifteen million three hundred eighty four thousand six hundred and thirty Baht*
	Divided into	*11,538,462 Shares*	*Eleven million five hundred thirty eight thousand four hundred and sixty two Shares*
	Each with the value of Being	*10 Baht*	*Ten Baht*

At the moment, the Plan Administrator of JIOC is requesting for the Court's permission for amendments of the Memorandum of Association of JIOC as required under Section 90/64 of the Bankruptcy Act.

However, the aforementioned decrease in capital according to the Business Rehabilitation Plan of JIOC will not cause any impacts to the financial status of JAS, the parent company, because JAS has already set up a provisional for loss on the excess of investments.

All the investors are hereby publicly informed and the Company will keep you updated of further progress, if any.

Sincerely yours,

Signature ____________________ Authorized director

(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to The Office of the Securities & Exchange Commission